FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Unaudited Financial Results (Standalone and Consolidated) for the quarter and nine –months ended December 31, 2019
2	Limited review reports
3	Press Release dated January 25, 2020

Item 1

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.

Phone: 022-26538900, Fax: 022-26531230, Email: investor@icicibank.com

Website: www.icicibank.com

STANDALONE FINANCIAL RESULTS

				(Rs. in crore)
Sr. no. Particulars	Three months ended			Nine months ended		Year ended
	December 31, 2019 (Q3-2020)	September 30, 2019 (Q2-2020)	December 31, 2018 (Q3-2019)	December 31, 2019 (9M-2020)	December 31, 2018 (9M-2019)	March 31, 2019 (FY2019)
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Audited)
1. Interest earned (a)+(b)+(c)+(d)	19,064.28	18,565.30	16,280.40	55,609.64	46,108.39	63,401.19
a) Interest/discount on advances/bills	14,795.57	14,304.00	12,523.87	42,715.99	35,017.42	47,942.62
b) Income on investments	3,678.93	3,725.89	3,236.84	11,050.26	9,458.91	12,796.88
c) Interest on balances with Reserve Bank of India and other inter- bank funds	184.24	136.22	134.80	467.94	508.82	736.09
d) Others	405.54	399.19	384.89	1,375.45	1,123.24	1,925.60
2. Other income (refer note no. 5)	4,573.98	4,194.22	3,882.85	12,193.64	10,891.15	14,512.17
3. TOTAL INCOME (1)+(2)	23,638.26	22,759.52	20,163.25	67,803.28	56,999.54	77,913.36
4. Interest expended	10,518.96	10,507.87	9,405.15	31,269.46	26,713.66	36,386.40
5. Operating expenses (e)+(f)	5,570.67	5,377.55	4,611.68	15,822.63	13,081.37	18,089.06
e) Employee cost	1,942.11	2,141.32	1,734.00	6,036.73	4,909.25	6,808.24
f) Other operating expenses	3,628.56	3,236.23	2,877.68	9,785.90	8,172.12	11,280.82
6. TOTAL EXPENDITURE (4)+(5)
(excluding provisions and contingencies)	16,089.63	15,885.42	14,016.83	47,092.09	39,795.03	54,475.46
7. OPERATING PROFIT (3)–(6)
(Profit before provisions and contingencies)	7,548.63	6,874.10	6,146.42	20,711.19	17,204.51	23,437.90
8. Provisions (other than tax) and contingencies	2,083.20	2,506.87	4,244.15	8,085.80	14,209.73	19,661.14
9. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)	5,465.43	4,367.23	1,902.27	12,625.39	2,994.78	3,776.76
10. Exceptional items	−	−	−	−	−	−
11. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)	5,465.43	4,367.23	1,902.27	12,625.39	2,994.78	3,776.76
12. Tax expense (g)+(h)	1,318.97	3,712.27	297.36	5,915.94	600.54	413.46
g) Current period tax	1,514.60	691.60	2,170.46	2,941.27	2,452.85	3,360.60
h) Deferred tax adjustment (refer note no. 4)	(195.63)	3,020.67	(1,873.10)	2,974.67	(1,852.31)	(2,947.14)
13. NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)	4,146.46	654.96	1,604.91	6,709.45	2,394.24	3,363.30
14. Extraordinary items (net of tax expense)	−	−	−	−	−	−
15. NET PROFIT/(LOSS) FOR THE PERIOD (13)– (14)	4,146.46	654.96	1,604.91	6,709.45	2,394.24	3,363.30
16. Paid-up equity share capital (face value Rs. 2 each)	1,294.08	1,292.15	1,288.38	1,294.08	1,288.38	1,289.46
17. Reserves excluding revaluation reserves	110,659.00	106,269.32	102,873.78	110,659.00	102,873.78	104,029.40
18. Analytical ratios
i) Percentage of shares held by Government of India	0.31%	0.30%	0.23%	0.31%	0.23%	0.25%
ii) Capital adequacy ratio (Basel III)	16.50%	16.14%	17.15%	16.50%	17.15%	16.89%
iii) Earnings per share (EPS)
a) Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	6.41	1.01	2.49	10.39	3.72	5.23
b) Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	6.30	1.00	2.46	10.23	3.68	5.17
19. NPA Ratio(1)
i) Gross non-performing customer assets (net of write-off)	43,453.86	45,638.79	51,591.47	43,453.86	51,591.47	46,291.63
ii) Net non-performing customer assets	10,388.50	10,916.40	16,252.44	10,388.50	16,252.44	13,577.43
iii) % of gross non-performing customer assets (net of write-off) to gross customer assets	5.95%	6.37%	7.75%	5.95%	7.75%	6.70%
iv) % of net non-performing customer assets to net customer assets	1.49%	1.60%	2.58%	1.49%	2.58%	2.06%
20. Return on assets (annualised)	1.68%	0.27%	0.73%	0.93%	0.37%	0.39%

1.	At December 31, 2019, the percentage of gross non-performing advances (net of write-off) to gross advances was 6.39% (September 30, 2019: 6.90%, March 31, 2019: 7.38%, December 31, 2018: 8.54%) and net non-performing advances to net advances was 1.60% (September 30, 2019: 1.74%, March 31, 2019: 2.29%, December 31, 2018: 2.87%).

SUMMARISED STANDALONE BALANCE SHEET

	(Rs. in crore)
Particulars	At
	December 31, 2019	September 30, 2019	March 31, 2019	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,294.08	1,292.15	1,289.46	1,288.38
Employees stock options outstanding	3.64	4.06	4.68	5.42
Reserves and surplus	113,703.51	109,313.83	107,073.91	105,874.33
Deposits	716,345.08	696,272.98	652,919.67	606,754.68
Borrowings (includes preference shares and subordinated debt)	137,374.68	151,032.83	165,319.97	164,292.84
Other liabilities and provisions	38,347.01	39,095.08	37,851.46	34,148.10
Total Capital and Liabilities	1,007,068.00	997,010.93	964,459.15	912,363.75
Assets
Cash and balances with Reserve Bank of India	36,214.56	41,495.45	37,858.01	34,364.66
Balances with banks and money at call and short notice	34,222.46	30,143.97	42,438.28	32,094.12
Investments	227,479.99	223,375.62	207,732.68	197,730.32
Advances	635,654.26	613,358.73	586,646.58	564,307.81
Fixed assets	8,087.87	7,936.37	7,931.43	7,818.07
Other assets	65,408.86	80,700.79	81,852.17	76,048.77
Total Assets	1,007,068.00	997,010.93	964,459.15	912,363.75

CONSOLIDATED FINANCIAL RESULTS

				(Rs. in crore)

Sr. no. Particulars	Three months ended			Nine months ended		Year ended
	December 31, 2019 (Q3-2020)	September 30, 2019 2-2020)	December 31, 2018 (Q3-2019)	December 31, 2019 (9M-2020)	December 31, 2018 (9M-2019)	March 31, 2019 (FY2019)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1. Interest earned (a)+(b)+(c)+(d)	21,622.94	21,106.28	18,515.55	63,095.09	52,477.92	71,981.65
a) Interest/discount on advances/bills	15,679.02	15,136.52	13,307.32	45,247.23	37,161.67	50,884.83
b) Income on investments	5,243.29	5,364.14	4,600.14	15,733.47	13,470.71	18,102.29
c) Interest on balances with Reserve Bank of India and other inter-bank funds	238.39	188.25	186.23	634.81	651.35	927.10
d) Others	462.24	417.37	421.86	1,479.58	1,194.19	2,067.43
2. Other income	16,748.01	16,318.50	14,917.76	46,569.53	42,044.33	59,324.85
3. TOTAL INCOME (1)+(2)	38,370.95	37,424.78	33,433.31	109,664.62	94,522.25	131,306.50
4. Interest expended	11,297.12	11,334.69	10,146.50	33,640.43	28,825.49	39,177.54
5. Operating expenses (e)+(f)	18,177.11	17,726.78	16,027.19	50,997.19	45,247.09	64,258.88
e) Employee cost	2,717.36	2,872.68	2,410.30	8,258.34	6,904.65	9,425.26
f) Other operating expenses	15,459.75	14,854.10	13,616.89	42,738.85	38,342.44	54,833.62
6. TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	29,474.23	29,061.47	26,173.69	84,637.62	74,072.58	103,436.42
7. OPERATING PROFIT (3)–(6) (Profit before provisions and contingencies)	8,896.72	8,363.31	7,259.62	25,027.00	20,449.67	27,870.08
8. Provisions (other than tax) and contingencies	2,131.44	2,725.80	4,380.22	8,415.86	14,722.10	20,461.82
9. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)	6,765.28	5,637.51	2,879.40	16,611.14	5,727.57	7,408.26
10. Exceptional items	−	−	−	−	−	−
11. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)	6,765.28	5,637.51	2,879.40	16,611.14	5,727.57	7,408.26
12. Tax expense (g)+(h)	1,651.00	4,052.99	643.91	6,998.89	1,565.88	1,719.10
g) Current period tax	1,864.38	971.65	2,575.31	4,111.49	3,552.25	4,808.28
h) Deferred tax adjustment (refer note no. 4)	(213.38)	3,081.34	(1,931.40)	2,887.40	(1,986.37)	(3,089.18)
13. Less: Share of profit/(loss) of minority shareholders	444.18	453.32	361.16	1,297.26	1,077.81	1,434.92
14. NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)–(13)	4,670.10	1,131.20	1,874.33	8,314.99	3,083.88	4,254.24
15. Extraordinary items (net of tax expense)	−	−	−	−	−	−
16. NET PROFIT/(LOSS) FOR THE PERIOD (14)-(15)	4,670.10	1,131.20	1,874.33	8,314.99	3,083.88	4,254.24
17. Paid-up equity share capital (face value Rs. 2/- each)	1,294.08	1,292.15	1,288.38	1,294.08	1,288.38	1,289.46
18. Reserves excluding revaluation reserves	117,867.53	112,910.38	108,496.49	117,867.53	108,496.49	109,889.27
19. Analytical ratios
Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	7.22	1.75	2.91	12.88	4.79	6.61
Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	7.09	1.72	2.87	12.66	4.74	6.53

SUMMARISED CONSOLIDATED BALANCE SHEET

	(Rs. in crore)
Particulars	At
	December 31, 2019	September 30, 2019	March 31, 2019	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,294.08	1,292.15	1,289.46	1,288.38
Employees stock options outstanding	3.64	4.06	4.68	5.42
Reserves and surplus	120,937.53	115,980.38	112,959.27	111,521.49
Minority interest	7,058.94	6,848.42	6,580.53	6,302.78
Deposits	746,786.81	725,582.67	681,316.94	635,445.52
Borrowings (includes preference shares and subordinated debt)	189,302.83	204,541.59	210,324.12	214,203.17
Liabilities on policies in force	163,856.71	157,817.04	152,378.75	142,357.41
Other liabilities and provisions	75,670.15	76,123.41	73,940.14	66,373.92
Total Capital and Liabilities	1,304,910.69	1,288,189.72	1,238,793.89	1,177,498.09
Assets
Cash and balances with Reserve Bank of India	36,309.55	41,595.13	38,066.28	34,468.63
Balances with banks and money at call and short notice	43,086.10	38,307.25	49,324.62	38,352.51
Investments	435,262.70	428,113.53	398,200.75	378,048.73
Advances	700,474.11	675,452.42	646,961.68	625,025.24
Fixed assets	10,079.90	9,708.09	9,660.42	9,489.75
Other assets	79,698.33	95,013.30	96,580.14	92,113.23
Total Assets	1,304,910.69	1,288,189.72	1,238,793.89	1,177,498.09

CONSOLIDATED SEGMENTAL RESULTS

						(Rs. in crore)
Sr. no. Particulars	Three months ended			Nine months ended		Year ended
	December 31, 2019 (Q3-2020)	September 30, 2019 (Q2-2020)	December 31, 2018 (Q3-2019)	December 31, 2019 (9M-2020)	December 31, 2018 (9M-2019)	March 31, 2019 (FY2019)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1. Segment Revenue
a Retail Banking	18,748.23	18,261.59	15,050.52	53,706.82	43,202.90	59,172.33
b Wholesale Banking	10,196.08	9,827.22	9,047.74	29,774.05	25,005.96	34,168.50
c Treasury	16,038.24	15,517.15	14,115.92	46,339.75	39,968.25	54,102.18
d Other Banking	947.06	1,019.03	886.56	3,126.69	2,444.87	3,742.51
e Life Insurance	9,872.88	9,941.71	8,962.14	27,511.26	25,144.52	36,698.77
f General Insurance	3,198.67	3,067.43	2,742.73	9,316.01	8,279.67	11,152.68
g Others	1,779.88	1,770.66	1,641.92	5,164.48	4,522.17	6,099.57
Total segment revenue	60,781.04	59,404.79	52,447.53	174,939.06	148,568.34	205,136.54
Less: Inter segment revenue	22,410.09	21,980.01	19,014.22	65,274.44	54,046.09	73,830.04
Income from operations	38,370.95	37,424.78	33,433.31	109,664.62	94,522.25	131,306.50
2. Segmental Results (i.e. Profit before tax)
a Retail Banking	2,557.71	2,568.93	1,953.21	7,094.30	6,120.06	8,223.12
b Wholesale Banking	1,230.86	513.86	(2,091.83)	1,239.17	(7,452.40)	(10,242.34)
c Treasury	1,597.88	1,111.90	2,017.91	3,863.28	4,331.88	5,340.10
d Other Banking	351.54	348.59	22.09	1,130.55	210.57	591.63
e Life Insurance	303.49	306.34	297.78	896.74	884.45	1,162.40
f General Insurance	389.92	461.06	360.67	1,326.25	1,252.92	1,598.42
g Others	689.85	657.60	630.22	1,946.02	1,388.74	2,014.27
Total segment results	7,121.25	5,968.28	3,190.05	17,496.31	6,736.22	8,687.60
Less: Inter segment adjustment	355.97	330.77	310.65	885.17	1,008.65	1,279.34
Unallocated expenses	−	−	−	−	−	−
Profit before tax	6,765.28	5,637.51	2,879.40	16,611.14	5,727.57	7,408.26
3. Segment assets
a Retail Banking	345,711.33	330,218.45	289,554.96	345,711.33	289,554.96	307,155.83
b Wholesale Banking	300,887.98	291,424.14	281,402.99	300,887.98	281,402.99	288,495.45
c Treasury	334,677.95	341,571.54	310,364.62	334,677.95	310,364.62	333,104.97
d Other Banking	75,548.44	79,073.85	77,112.80	75,548.44	77,112.80	76,525.15
e Life Insurance	174,399.54	167,756.97	151,855.16	174,399.54	151,855.16	162,699.92
f General Insurance	36,065.99	34,886.08	31,673.38	36,065.99	31,673.38	32,950.45
g Others	36,458.44	38,880.83	31,946.39	36,458.44	31,946.39	31,490.95
h Unallocated	14,967.35	18,022.01	16,634.25	14,967.35	16,634.25	21,124.56
Total	1,318,717.02	1,301,833.87	1,190,544.55	1,318,717.02	1,190,544.55	1,253,547.28
Less: Inter segment adjustment	13,806.33	13,644.15	13,046.46	13,806.33	13,046.46	14,753.39
Total segment assets	1,304,910.69	1,288,189.72	1,177,498.09	1,304,910.69	1,177,498.09	1,238,793.89
4. Segment liabilities
a Retail Banking	542,292.98	523,595.45	457,475.81	542,292.98	457,475.81	488,976.00
b Wholesale Banking	203,622.20	198,247.93	169,978.87	203,622.20	169,978.87	187,478.42
c Treasury	160,294.44	173,257.09	188,740.81	160,294.44	188,740.81	189,732.88
d Other Banking	61,352.54	65,367.14	62,287.63	61,352.54	62,287.63	62,755.05
e Life Insurance	167,020.49	160,602.20	145,227.77	167,020.49	145,227.77	155,884.72
f General Insurance	30,502.78	29,512.46	26,685.77	30,502.78	26,685.77	27,742.96
g Others	31,396.34	33,975.01	27,332.59	31,396.34	27,332.59	26,723.84
h Unallocated	−	−	−	−	−	−
Total	1,196,481.77	1,184,557.28	1,077,729.25	1,196,481.77	1,077,729.25	1,139,293.87
Less: Inter segment adjustment	13,806.33	13,644.15	13,046.46	13,806.33	13,046.46	14,753.39
Total segment liabilities	1,182,675.44	1,170,913.13	1,064,682.79	1,182,675.44	1,064,682.79	1,124,540.48
5. Capital employed (i.e. Segment assets – Segment liabilities)
a Retail Banking	(196,581.65)	(193,377.00)	(167,920.85)	(196,581.65)	(167,920.85)	(181,820.17)
b Wholesale Banking	97,265.78	93,176.21	111,424.12	97,265.78	111,424.12	101,017.03
c Treasury	174,383.51	168,314.45	121,623.81	174,383.51	121,623.81	143,372.09
d Other Banking	14,195.90	13,706.71	14,825.17	14,195.90	14,825.17	13,770.10
e Life Insurance	7,379.05	7,154.77	6,627.39	7,379.05	6,627.39	6,815.20
f General Insurance	5,563.21	5,373.62	4,987.61	5,563.21	4,987.61	5,207.49
g Others	5,062.10	4,905.82	4,613.80	5,062.10	4,613.80	4,767.11
h Unallocated	14,967.35	18,022.01	16,634.25	14,967.35	16,634.25	21,124.56
Total capital employed	122,235.25	117,276.59	112,815.30	122,235.25	112,815.30	114,253.41

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on ‘Segmental Reporting’ which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.

2.	‘Retail Banking’ includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document ‘International Convergence of Capital Measurement and Capital Standards: A Revised Framework’. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

3.	‘Wholesale Banking’ includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.

4.	‘Treasury’ includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.

5.	‘Other Banking’ includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

6.	‘Life Insurance’ represents ICICI Prudential Life Insurance Company Limited.

7.	‘General Insurance’ represents ICICI Lombard General Insurance Company Limited.

8.	‘Others’ comprises the consolidated entities of the Bank, not covered in any of the segments above.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on January 25, 2020. The statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial statements for Q3-2020 and 9M-2020.

2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting' as prescribed under Companies Act 2013.

3.	In terms of the RBI notification no. DBR.BP.BC.No. 32/21.04.018/ 2018-19 dated April 1, 2019, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI’s annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional NPA provisioning requirements assessed by RBI exceed 10% of the reported net profits before provisions and contingencies for the reference period or (b) the additional gross NPAs identified by RBI exceed 15% of the published incremental gross NPAs for the reference period, or both. Based on the above, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI’s annual supervisory process for FY2019, which was concluded in Q3-2020.

4.	During Q2-2020, the Bank and certain group companies decided to exercise the option of lower tax rate available under Section 115BAA of the Income Tax Act, 1961, as introduced by Taxation Laws (Amendment) Ordinance, 2019, with effect from FY2020. Accordingly, the Bank and certain group companies have recognised the provision for income tax and re-measured the accumulated deferred tax asset at March 31, 2019 based on the rate prescribed under Section 115BAA. The resultant impact has been taken through the profit and loss account. The re-measurement of accumulated deferred tax asset has resulted in a one-time additional charge of Rs. 2,919.75 crore in standalone financial results and Rs. 2,970.08 crore (net of minority interest) in consolidated financial results in Q2-2020 and 9M-2020.

5.	The Bank did not divest any stake in its subsidiaries during 9M-2020. During 9M-2019 and FY2019, the Bank sold equity shares representing 2.00% shareholding in ICICI Prudential Life Insurance Company Limited through an offer for sale on stock exchanges. The sale resulted in net gain of Rs. 1,109.59 crore in standalone financial results and Rs. 1,005.93 crore in consolidated financial results for 9M-2019 and FY2019.

6.	In accordance with RBI guidelines on 'Basel III Capital Regulations', read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at December 31, 2019, including leverage ratio and liquidity coverage ratio, is available at https://www.icicibank.com/regulatory-disclosure.page.

7.	During Q3-2020, the Bank has allotted 9,679,016 equity shares of Rs. 2 each pursuant to exercise of employee stock options.

8.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

9.	The above standalone and consolidated financial results have been reviewed/audited by the statutory auditors, Walker Chandiok & Co LLP, Chartered Accountants.

10.	Rs. 1 crore = Rs. 10.0 million.

For and on behalf of the Board of Directors

Anup Bagchi
Mumbai	Executive Director
January 25, 2020	DIN-0010596

Item 2

Walker Chandiok &.Co LLP

Walker Ch.tndiok & Co LLP
16th Floor, Tower II,
lndiabulls finance Centre.
SBM;.v9. Elphinstone (W)
Mumbai · 400 0 13
India

T +91 22 6626 2600
F +91 2266262601

Independent Auditor’s Review Report on Standalone Unaudited Quarterly and Year to Date Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

To the Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of standalone unaudited financial results (‘the Statement’) of ICICI Bank Limited (‘the Bank’) for the quarter ended 31 December 2019 and the year to date results for the period 01 April 2019 to 31 December 2019, being submitted by the Bank pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including relevant circulars issued by the SEBI from time to time, except for the disclosures relating to Pillar 3 disclosure as at 31 December 2019, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations, as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement, and have not been reviewed by us.

2.	The Statement, which is the responsibility of the Bank’s management and has been approved by the Bank’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25, Interim Financial Reporting (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘the RBI’) from time to time (‘the RBI guidelines’), SEBI Circular CIR/CFD/FAC/62/2016 dated 5 July 2016 (hereinafter referred to as ‘the SEBI Circular’), and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing specified under section 143(10) of the Companies Act, 2013, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Walker Chandiok &.Co LLP

ICICI Bank Limited

Independent Auditor’s Review Report on Standalone Unaudited Quarterly and Year to Date Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

4.	Based on our review conducted as above, and the consideration of the review reports of the branch auditor, referred to in paragraph 5 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the RBI guidelines, the SEBI Circular, and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including the manner in which it is to be disclosed, or that it contains any material misstatement, or that it has not been prepared in accordance with the relevant prudential norms issued by the RBI in respect of income recognition, asset classification, provisioning and other related matters, except for the disclosures relating to Pillar 3 disclosure as at 31 December 2019, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations, as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us.

5.	We did not review the interim financial information of one branch of the Bank located in Dubai, included in the Statement, whose financial information reflects total assets of ₹ 41,659.57 crores as at 31 December 2019 and total revenues of ₹ 339.85 crores and ₹ 1,116.97 crores for the quarter and nine months ended 31 December 2019, respectively and cash outflow of ₹ 2,681.40 crores for the nine months ended 31 December 2019, as considered in the Statement. The aforementioned financial information have been reviewed by the branch auditor, whose review reports have been furnished to us by the management, and our conclusion, in so far as it relates to the amounts and disclosures included in respect of such branch, is based solely on the reports of such branch auditor. Our conclusion is not modified in respect of this matter.

For Walker Chandiok & Co LLP

Chartered Accountants

Firm Registration No: 001076N/N500013

/s/ Sudhir N. Pillai

Sudhir N. Pillai

Partner

Membership No. 105782

UDIN No:20105782AAAAAT3858

Place: Mumbai

Date: 25 January 2020

Walker Chandiok &.Co LLP

Walker Ch.tndiok & Co LLP
16th Floor, Tower 11,
lndiabulls finance Centre.
SBM;.v9. Elphinstone (W)
Mumbai · 400 0 13
India

T +91 22 6626 2600
F +91 2266262601

Independent Auditor’s Review Report on Consolidated Unaudited Quarterly and Year to Date Financial Results of ICICI Bank Limited pursuant to the Regulation of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

To the Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of consolidated unaudited financial results (‘the Statement’) of ICICI Bank Limited (‘the Holding Company’ or ‘the Bank’) and its subsidiaries (the Holding Company and its subsidiaries together referred to as ‘the Group’), and its associates (refer Annexure 1 for the list of subsidiaries and associates included in the Statement) for the quarter ended 31 December 2019 and the consolidated year to date results for the period 01 April 2019 to 31 December 2019, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including relevant circulars issued by the SEBI from time to time, except for the disclosures relating to consolidated Pillar 3 disclosures as at 31 December 2019, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations, as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Holding Company’s management and has been approved by the Holding Company's Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25, Interim Financial Reporting (‘AS 25’), prescribed under Section 133 of the Companies Act 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘the RBI’) from time to time (‘the RBI guidelines’), SEBI Circulars CIR/CFD/FAC/62/2016 dated 5 July 2016 (hereinafter referred to as ‘the SEBI Circular’), and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing specified under section 143(10) of the Companies Act, 2013, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Page3 of 6

Walker Chandiok &.Co LLP

ICICI Bank Limited

Independent Auditor’s Review Report on Consolidated Unaudited Quarterly and Year to Date Financial Results of ICICI Bank Limited pursuant to the Regulation of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

We also performed procedures in accordance with the SEBI Circular CIR/CFD/CMD1/44/2019 dated 29 March 2019 issued by the SEBI under Regulation 33 (8) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), to the extent applicable.

4.	Based on our review conducted and procedures performed as stated in paragraph 3 above and upon consideration of the review reports of the branch auditor and other auditors, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the RBI guidelines, the SEBI Circular and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including the manner in which it is to be disclosed, or that it contains any material misstatement, except for the disclosures relating to consolidated Pillar 3 disclosure as at 31 December 2019, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us.

5.	We did not review the interim financial information of one branch of the Bank located in Dubai, included in the Statement, whose financial information reflects total assets of ₹ 41,659.57 crores as at 31 December 2019 and total revenues of ₹ 339.85 crores and ₹ 1,116.97 crores for the quarter and nine months ended 31 December 2019, as considered in the Statement. The aforementioned financial information have been reviewed by the branch auditor, whose review reports have been furnished to us by the management, and our conclusion, in so far as it relates to the amounts and disclosures included in respect of such branch, is based solely on the reports of such branch auditor. Our conclusion is not modified in respect of this matter.

6.	We did not review the interim financial statements / financial information of ten subsidiaries, whose financial statements / financial information reflect total assets of ₹ 136,516.54 crores as at 31 December 2019, total revenues of ₹ 5,563.97 crores and ₹ 16,165.37 crores and total net profit after tax of ₹ 981.99 crores and ₹ 2,793.45 crores, for the quarter and nine months ended 31 December 2019, respectively, as considered in the Statement. These interim financial statements / financial information have been reviewed / audited by other auditors whose review / audit reports have been furnished to us by the management, and our conclusion in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the review / audit reports of such other auditors, and the procedures performed by us as stated in paragraph 3 above.

Further, of these subsidiaries, three subsidiaries are located outside India whose interim financial statements / financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed / audited by their respective auditors under generally accepted auditing standards applicable in their respective countries. Our review report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the reports of other auditors.

Our conclusion is not modified in respect of this matter.

7.	We have jointly audited with other auditors, the financial statements of one subsidiary, whose interim financial statements reflect total assets of ₹ 174,538.55 crores as at 31 December 2019, total revenues of ₹ 9,873.14 crores and ₹ 27,511.61 crores and total net profit after tax of ₹ 302.46 crores and ₹ 889.26 crores, for the quarter and nine months ended 31 December 2019, respectively, as considered in the Statement. For the purpose of our conclusion on the Statement, we have relied upon the work of such other auditor, to the extent of work performed by them. Our conclusion is not modified in respect of this matter.

Walker Chandiok &.Co LLP

ICICI Bank Limited

Independent Auditor’s Review Report on Consolidated Unaudited Quarterly and Year to Date Financial Results of ICICI Bank Limited pursuant to the Regulation of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

8.	The Statement includes the interim financial statements / financial information of six subsidiaries, whose condensed interim financial statements / financial information reflect total assets of ₹ 381.46 crores as at 31 December 2019, total revenues of ₹ 24.23 crores and ₹ 83.56 crores and total net profit of ₹ 0.70 crores and ₹ 17.52 crores, for the quarter and nine months ended 31 December 2019, respectively, as considered in the Statement. The Statement also includes the Group’s share of net profit of ₹ 34.04 crores and ₹ 141.96 crores for the quarter and nine months ended 31 December 2019, respectively, in respect of seven associates. The financial statements / financial information of the these subsidiaries and associates have not been reviewed / audited and have been furnished to us by the management. Our conclusion on the Statement, and our report in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with the SEBI Circular, in so far as it relates to the aforesaid subsidiaries and associates, are based solely on such unaudited/unreviewed financial statements / financial information. According to the information and explanations given to us by the management, these interim financial statements / financial information are not material to the Group. Our conclusion is not modified in respect of this matter.

9.	The joint auditors, Walker Chandiok & Co LLP, Chartered Accountants, and B S R & Co. LLP, Chartered Accountants, of ICICI Prudential Life Insurance Company Limited, vide their audit report dated 21 January 2020, have expressed an unmodified opinion and have reported in the ‘Other Matter’ section that, ‘The actuarial valuation of liabilities for life policies in force and policies in respect of which premium has been discontinued but liability exists as at 31 December 2019 is the responsibility of the Company’s Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 December 2019, has been duly certified by the Appointed Actuary and in her opinion, the assumptions for such valuation, are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India (‘IRDAI’) and the Institute of Actuaries of India, in concurrence with the Authority’. The joint auditors have relied upon the Appointed Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists on the interim condensed financial statements of the Company. Our conclusion is not modified in respect of this matter.

10.	The joint auditors of ICICI Lombard General Insurance Company Limited, vide their audit report dated 17 January 2020, have expressed an unmodified opinion and have reported in the ‘Other Matter’ section that, ‘The actuarial valuation of liabilities in respect of Incurred But Not Reported (‘IBNR’), Incurred But Not Enough Reported (‘IBNER’) and Premium Deficiency Reserve (the ‘PDR’) is the responsibility of the Company’s Panel Actuary (the ‘Panel Actuary’). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 December 2019, has been duly certified by the Panel Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India, in concurrence with IRDAI’. The joint auditors have relied upon the Panel Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the interim condensed financial statements of the Company. Our conclusion is not modified in respect of this matter.

For Walker Chandiok & Co LLP

Chartered Accountants

Firm Registration No: 001076N/N500013

/s/ Sudhir N. Pillai

Sudhir N. Pillai

Partner

Membership No. 105782

UDIN No:20105782AAAAAU3823

Place: Mumbai

Date: 25 January 2020

Page5 of 6

Walker Chandiok &.Co LLP

ICICI Bank Limited

Independent Auditor’s Review Report on Consolidated Unaudited Quarterly and Year to Date Financial Results of ICICI Bank Limited pursuant to the Regulation of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

Annexure 1

List of entities included in the Statement

Holding Company

i)	ICICI Bank Limited

Subsidiaries

ii)	ICICI Bank Canada

iii)	ICICI Bank UK PLC

iv)	ICICI International Limited

v)	ICICI Prudential Life Insurance Company Limited

vi)	ICICI Prudential Pension Funds Management Company Limited

vii)	ICICI Securities Primary Dealership Limited

viii)	ICICI Home Finance Company Limited

ix)	ICICI Investment Management Company Limited

x)	ICICI Securities Limited,

xi)	ICICI Securities Holdings Inc.

xii)	ICICI Securities Inc.

xiii)	ICICI Venture Funds Management Company Limited

xiv)	ICICI Trusteeship Services Limited

xv)	ICICI Prudential Asset Management Company Limited

xvi)	ICICI Lombard General Insurance Company Limited

xvii)	ICICI Prudential Trust Limited

Consolidated as per AS 21

xviii)	ICICI Strategic Investments Fund

Associates

xix)	I-Process Services (India) Private Limited

xx)	NIIT Institute of Finance Banking and Insurance Training Limited

xxi)	ICICI Merchant Services Private Limited

xxii)	Arteria Technologies Private Limited

xxiii)	India Infradebt Limited

xxiv)	India Advantage Fund III; and

xxv)	India Advantage Fund IV

Page6 of 6

Item 3

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	January 25, 2020

Performance Review: Quarter ended December 31, 2019

	Core operating profit (profit before provisions and tax, excluding treasury income) grew by 24% year-on-year to ₹ 7,017 crore (US$ 983 million) in the quarter ended December 31, 2019 (Q3-2020)

	Net interest margin at 3.77% in Q3-2020

	Fee income grew by 17% year-on-year in Q3-2020

	Provisions (excluding taxes) declined by 51% year-on-year to ₹ 2,083 crore (US$ 292 million) at December 31, 2019

	Profit before tax grew by 187% year-on-year to ₹ 5,465 crore (US$ 766 million) in Q3-2020

	On a standalone basis, the profit after tax was ₹ 4,146 crore (US$ 581 million) in Q3-2020 compared to ₹ 1,605 crore (US$225 million) in the quarter ended December 31, 2018 (Q3-2019)

	15% growth in average current and savings account (CASA) deposits in Q3-2020; average CASA ratio was 42.8% in Q3-2020

	Term deposits grew by 24% year-on-year at December 31, 2019

	Domestic loan growth at 16% year-on-year at December 31, 2019 driven by retail

	Retail loans grew by 19% year-on-year

	Performing domestic corporate portfolio grew by 12% year- on-year

	Balance sheet crossed the ₹ 10 lakh crore milestone, total assets were ₹1,007,068 crore (US$ 141.1 billion) at December 31, 2019

	Net non-performing asset (NPA) ratio decreased from 2.58% at December 31, 2018 to 1.49% at December 31, 2019

	Recoveries, upgrades and other deletions, excluding write- offs were ₹ 4,088 crore (US$ 573 million) in Q3-2020

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

	Total capital adequacy ratio of 16.50% and Tier-1 capital adequacy ratio of 14.98% on a standalone basis at December 31, 2019, including profits for nine months ended December 31, 2019 (9M-2020)

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended December 31, 2019. The statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended December 31, 2019.

Profit & loss account

	The core operating profit (profit before provisions and tax, excluding treasury income) increased by 24% year-on-year to ₹ 7,017 crore (US$983 million) in the quarter ended December 31, 2019 (Q3-2020) from ₹ 5,667 crore (US$ 794 million) in the quarter ended December 31, 2018 (Q3-2019)

	Net interest income (NII) increased by 24% year-on-year to ₹ 8,545 crore (US$ 1.2 billion) in Q3-2020 from ₹ 6,875 crore (US$1.0 billion) in Q3-2019

	The net interest margin was 3.77% in Q3-2020 compared to 3.64% in the quarter ended September 30, 2018 (Q2-2020) and 3.40% in Q3-2019

	Non-interest income, excluding treasury income, was ₹ 4,043 crore (US$566 million) in Q3-2020 compared to ₹ 3,404 crore (US$ 477 million) in Q3-2019

	Fee income grew by 17% year-on-year to ₹ 3,596 crore (US$ 504 million) in Q3-2020 from ₹ 3,062 crore (US$ 429 million) in Q3-2019. Retail fees constituted 77% of total fees in Q3-2020

	Treasury income grew by 11% year-on-year to ₹ 531 crore (US$ 74 million) in Q3-2020 from ₹ 479 crore (US$ 67 million) in Q3-2019

	Provisions (excluding taxes) declined by 51% year-on-year to ₹ 2,083 crore (US$ 292 million) in Q3-2020 from ₹ 4,244 crore (US$ 595 million) in Q3-2019

	On a standalone basis, the profit after tax was ₹ 4,146 crore (US$ 581 million) in Q3-2020 compared to ₹ 1,605 crore (US$ 225 million) in Q3-2019

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Operating review

Credit growth

The year-on-year growth in domestic advances was 16% at December 31, 2019. The Bank has continued to leverage its strong retail franchise, resulting in a 19% year-on-year growth in the retail loan portfolio at December 31, 2019. Including non-fund outstanding, retail was 52.0% of the total portfolio at December 31, 2019. Growth in the performing domestic corporate portfolio was about 12% year-on-year. Total advances increased by 13% year-on-year to ₹ 635,654 crore (US$ 89.0 billion) at December 31, 2019 from ₹ 564,308 crore (US$ 79.1 billion) at December 31, 2018.

Deposit growth

Total deposits increased by 18% year-on-year to ₹ 716,345 crore (US$ 100.3 billion) at December 31, 2019. Average current and savings account (CASA) deposits increased by 15% year-on-year in Q3-2020. The average CASA ratio was 42.8% in Q3-2020 compared to 42.2% in Q2-2020 and 46.0% in Q3-2019. The period-end CASA ratio was 47.0% at December 31, 2019 compared to 46.7% at September 30, 2019 and 49.3% at December 31, 2018. Term deposits increased by 24% year-on-year to ₹ 379,936 crore (US$53.2 billion) at December 31, 2019.

The Bank had a network of 5,275 branches and 15,589 ATMs at December 31, 2019.

Digital initiatives and transactions

In the month of January, the Bank launched India’s largest API (application programming interface) Banking portal. This consists of 250 APIs and enables businesses, fintechs, corporates and e-commerce start-ups to easily partner with the Bank and co-create innovative customer solutions in a frictionless manner, with the convenience of a single portal. The APIs are available across an array of product and service categories.

The Bank recently launched a cardless ATM cash withdrawal service using ‘iMobile’, the mobile banking application. Customers can withdraw cash from ICICI Bank ATMs by making a request on iMobile. It is a simple and convenient way to withdraw cash without using a debit card.

The volume of mobile banking transactions increased by 118% y-o-y in Q3-2020. The volume of transactions on Unified Payments Interface (UPI) increased by 168% y-o-y in Q3-2020. Digital channels like internet, mobile banking, POS and others accounted for over 87% of the savings account transactions in the nine months ended December 31, 2019 (9M-2020).

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Asset quality

During the quarter, the gross additions to NPAs were ₹ 4,363 crore (US$ 611 million). Recoveries, upgrades and other deletions, excluding write-offs, from non-performing loans were ₹ 4,088 crore (US$ 573 million) in Q3-2020. Net non-performing assets (NPAs) decreased by 36% from ₹ 16,252 crore (US$ 2.3 billion) at December 31, 2018 to ₹ 10,389 crore (US$ 1.5 billion) at December 31, 2019. The net NPA ratio decreased from 2.58% at December 31, 2018 to 1.49% at December 31, 2019. The provision coverage on non- performing loans, excluding cumulative technical write-offs, increased from 68.4% at December 31, 2018 to 76.2% at December 31, 2019. The provision coverage ratio on non-performing loans, including cumulative technical write-offs, was 85.7% at December 31, 2019 compared to 76.3% at December 31, 2018. At December 31, 2019, the fund-based and non-fund based outstanding to borrowers rated BB and below (excluding non- performing assets) was ₹ 17,403 crore (US$ 2.4 billion) compared to ₹ 17,525 crore (US$ 2.5 billion) at March 31, 2019 and ₹ 16,074 crore (US$ 2.3 billion) at September 30, 2019.

Capital adequacy

The Bank’s total capital adequacy at December 31, 2019 as per Reserve Bank of India’s guidelines on Basel III norms, including profits for 9M-2020, was 16.50% and Tier-1 capital adequacy was 14.98% compared to the minimum regulatory requirements of 11.08% and 9.08% respectively.

Consolidated results

Consolidated profit after tax was ₹ 4,670 crore (US$ 654 million) in Q3-2020 compared to ₹ 1,131 crore crore (US$ 158 million) in Q2-2020 and ₹ 1,874 crore (US$ 263 million) in Q3-2019.

Consolidated assets grew by 11% year-on-year to ₹ 1,304,911 crore (US$182.8 billion) at December 31, 2019 from ₹ 1,177,498 crore (US$ 165.0 billion) at December 31, 2018.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Subsidiaries

Value of New Business (VNB) of ICICI Life grew by 25% year-on-year from ₹ 910 crore (US$ 127 million) in the nine months ended December 31, 2018 (9M-2019) to ₹ 1,135 crore (US$ 159 million) in 9M-2020. The new business margin increased from 17.0% in FY2019 to 21.0% in 9M-2020. Protection based annualised premium equivalent grew by 66% year-on-year to ₹ 764 crore (US$ 107 million) in 9M-2020 and accounted for 14.1% of the total annualised premium equivalent in 9M-2020. New business received premium grew by 20% to ₹ 8,173 crore (US$ 1.1 billion) in 9M-2020. ICICI Life’s profit after tax increased from ₹ 297 crore (US$ 42 million) in Q3-2019 to ₹ 302 crore (US$ 42 million) in Q3-2020.

The Gross Direct Premium Income (GDPI) of ICICI General was ₹ 10,132 crore (US$ 1.4 billion) in 9M-2020 compared to ₹ 11,003 crore (US$ 1.5 billion) in 9M-2019. Excluding the crop segment, GDPI of ICICI General increased to ₹ 10,058 crore (US$ 1.4 billion) in 9M-2020 compared to ₹ 8,883 crore (US$ 1.2 billion) in 9M-2019. The company’s combined ratio was 100.5% in 9M-2020 compared to 98.7% in 9M-2019. ICICI General’s profit after tax increased by 23% to ₹ 294 crore (US$ 41 million) in Q3-2020 from ₹ 239 crore (US$ 33 million) in Q3-2019.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, was ₹ 137 crore (US$ 19 million) in Q3-2020 compared to ₹ 101 crore (US$14 million) in Q3-2019.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC), as per Ind AS, was ₹ 305 crore (US$ 43 million) in Q3-2020 compared to ₹ 196 crore (US$ 27 million) in Q3-2019.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian

GAAP accounts)	₹ crore

	FY 2019		Q3- 2019	9M- 2019		Q2- 2020	Q3- 2020	9M- 2020
Net interest income	27,015		6,875	19,395		8,057	8,545	24,340
Non-interest income	13,146		3,404	9,681		3,854	4,043	11,143
- Fee income	11,989		3,062	8,811		3,478	3,596	10,112
- Dividend income from subsidiaries	1,078		324	809		377	367	935
- Other income	79		18	61		(1)	80	96
Less:
Operating expense	18,089		4,612	13,081		5,378	5,571	15,823
Core operating profit[1]	22,072		5,667	15,995		6,533	7,017	19,660
- Treasury income	1,366	[2]	479	1,210	[2]	341	531	1,051
Operating profit	23,438		6,146	17,205		6,874	7,548	20,711
Less:
Provisions	19,661		4,244	14,210		2,507	2,083	8,086
Profit before tax	3,777		1,902	2,995		4,367	5,465	12,625
Less:
Tax	414		297	601		792	1,319	2,996
One time additional charge on remeasurement of deferred tax assets[3]	-		-	-		2,920	-	2,920
Profit after tax	3,363		1,605	2,394		655	4,146	6,709

1.	Excluding treasury income

2.	Includes profit on sale of shareholding in subsidiaries of ₹ 1,110 crore in FY2019 and 9M-2019

3.	The Bank had decided to exercise the option of lower tax rate available under Section 115BAA of the Income Tax Act, 1961, as introduced by Taxation Laws (Amendment) Ordinance, 2019, with effect from FY2020. Accordingly, the Bank had recognised the provision for income tax for Q2-2020 and H1-2020 and re-measured the accumulated deferred tax asset at March 31, 2019 based on the rate prescribed under Section 115BAA. The resultant impact had been taken through the profit and loss account. The re-measurement of accumulated deferred tax asset has resulted in a one-time additional charge of ₹ 29.20 billion in standalone financial results in Q2-2020 and 9M-2020.

4.	Prior period figures have been re-grouped/re-arranged where necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance

Sheet	₹ crore

	31-Dec-18	31-Mar-19	30-Sep-19	31-Dec-19
Capital and Liabilities
Capital	1,288	1,289	1,292	1,294
Employee stock options outstanding	5	5	4	4
Reserves and surplus	105,874	107,074	109,314	113,703
Deposits	606,755	652,920	696,273	716,345
Borrowings (includes subordinated debt)	164,293	165,320	151,033	137,375
Other liabilities	34,149	37,851	39,095	38,347
Total Capital and Liabilities	912,364	964,459	997,011	1,007,068

Assets
Cash and balances with Reserve Bank of India	34,365	37,858	41,495	36,215
Balances with banks and money at call and short notice	32,094	42,438	30,144	34,222
Investments	197,730	207,733	223,376	227,480
Advances	564,308	586,647	613,359	635,654
Fixed assets	7,818	7,931	7,936	8,088
Other assets	76,049	81,852	80,701	65,409
Total Assets	912,364	964,459	997,011	1,007,068

1.	Prior period figures have been re-grouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward- looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions; political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

For investor queries please call Anindya Banerjee at 91-22-2653 7131 or Sonal Bagaria at 91-22-2653 6124 or email ir@icicibank.com

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 71.39

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	January 25, 2020	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager